Filed by Moody National REIT I, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Commission File No. 000-55200

Subject Company: Moody National REIT I, Inc.

Commission File No. 000-55200

This filing relates to the proposed merger of Moody National REIT I, Inc. (“Moody I”) and Moody National REIT II, Inc. (“Moody II”). The following is a cover letter to stockholders of Moody I, which will be included as additional soliciting material to accompany the proxy statement/prospectus being mailed to stockholders of Moody I on April 14, 2017.

April 14, 2017

Dear Fellow Moody National REIT I, Inc. Stockholder,

As you are probably aware, Moody National REIT I, Inc. (“REIT I”) and Moody National REIT II, Inc. (“REIT II”) are parties to a merger agreement pursuant to which REIT I will merge with and into a wholly-owned subsidiary of REIT II. The merger and several related items are subject to the approval of REIT I’s stockholders. Accordingly, the following items are enclosed with this letter:

●	Proxy Statement/Prospectus;

●	Proxy Card; and

●	Prospectus for the ongoing public offering being conducted by REIT II (the “REIT II Prospectus”).

A summary explanation of each document follows. Please review each document carefully, as this letter only contains a summary of such documents.

Proxy Statement/Prospectus

The enclosed Proxy Statement/Prospectus contains important and detailed information about the merger and includes a copy of the merger agreement. Please read the proxy statement/prospectus carefully to learn more about the merger.

Proxy Card

On the proxy card, there are several areas for you to complete and/or sign:

●	Front Page: Please note that your signature is required on the bottom left hand corner.

●	Back Page: There are two (2) sections that require your completion on this portion of the Proxy Card.

1.	Proposal Vote: In this section, you will vote “For,” “Against” or “Abstain” on Proposals 1, 2 and 3. Your Board of Directors unanimously recommends a vote “For” Proposals 1, 2 and 3.

2.	Election Form: The Election Form is the box in the middle of the back of the Proxy Card. Here, you will elect the consideration that you want to receive for your shares of REIT I’s common stock if the merger is completed. Please note that the instructions for completing the Election Form are included with the Proxy Card.

●	If a financial advisor has assisted you with making your determination, please write the name of your financial advisor where indicated in the Election Form.

●	If you want to receive a portion of the merger consideration in cash and a portion in shares of common stock of REIT II, you will need to mark both the “Stock Election” and “Cash Election” boxes and indicate the corresponding amount of your REIT I shares to which each such election applies beneath the respective boxes.

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REIT II Prospectus

As described in the Proxy Statement/Prospectus, if you currently participate in REIT I’s distribution reinvestment plan, you will be automatically enrolled in REIT II’s distribution reinvestment plan if the merger is completed and if you receive shares of REIT II common stock as consideration in the merger. The shares that you will purchase under REIT II’s distribution reinvestment plan are being offered and sold pursuant to REIT II’s ongoing public offering, the terms of which are described in the REIT II Prospectus and accompanying supplements.

You may complete your Proxy Card in any of the following three (3) ways:

●	Phone: Call 866-256-0967.

●	Mail: Return the executed and completed Proxy Card in the pre-paid envelope provided with the following address showing through the envelope window: Proxy Tabulator, PO Box 8035, Cary, NC 27512-9916.

●	Internet: You may cast your vote on Proposals 1, 2 and 3 online at www.proxypush.com/moody. However, please note that your Election Form can only be processed by phone or mail.

Each shareholder should review each document before completing and executing the Proxy Card and Election Form. You are encouraged to seek the advice of your own legal counsel, financial and tax advisors, and other representatives regarding the enclosed documents.

In order for your election to be valid, the completed Election Form must be received no later than Tuesday, May 23, 2017.

Sincerely,

Brett C. Moody

Chairman of the Board, Chief Executive Officer and President

Moody National REIT I, Inc.

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ADDITIONAL INFORMATION ABOUT THE PROPOSED MERGER

In connection with the proposed merger, Moody II has prepared and filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (File No. 333-215362) containing a proxy statement/prospectus jointly prepared by Moody I and Moody II, and other related documents. The registration statement on Form S-4 was declared effective by the SEC on April 6, 2017. This filing does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED BY MOODY I AND MOODY II WITH THE SEC CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT MOODY I, MOODY II AND THE PROPOSED MERGER. Investors and stockholders of Moody I and Moody II may obtain free copies of the registration statement, the proxy statement/prospectus and other relevant documents filed by Moody I and Moody II with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Moody I and Moody II with the SEC are also available free of charge on Moody I’s website at www.moodynationalreit.com/reiti/ and Moody II’s website at www.moodynationalreit.com/reitii/.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN SOLICITATION RELATING TO THE MERGER

Moody I, Moody II and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Moody I’s stockholders in respect of the proposed merger. Information regarding Moody I’s directors and executive officers can be found in Moody I’s definitive proxy statement filed with the SEC on July 7, 2016 and its most recent Annual Report on Form 10-K filed on March 23, 2017, which is also included as an annex to the proxy statement/prospectus. Information regarding Moody II’s directors and executive officers can be found in Moody II’s most recent Annual Report on Form 10-K filed on March 23, 2017, which is also included as an annex to the proxy statement/prospectus. Additional information regarding the interests of such potential participants is, or will be, included in proxy statement/prospectus and other relevant documents filed with the SEC in connection with the proposed merger if and when they become available. These documents are available free of charge on the SEC’s website and from Moody I and Moody II, as applicable, using the sources indicated above.

Forward-Looking Statements

This filing contains statements that constitute “forward-looking statements,” as such term is defined in Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same. These statements are based on the current expectations and beliefs of Moody I and Moody II and are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements; Moody I and Moody II can give no assurance that such expectations will be attained. Factors that could cause actual results to differ materially from such expectations include, but are not limited to, the risk that the proposed merger will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement between Moody I, Moody II and certain other parties; the inability to obtain the approval of Moody I’s stockholders of the merger and related transactions or the failure to satisfy the other conditions to completion of the proposed merger; risks related to disruption of the attention of the management of Moody I and Moody II from the ongoing business operations of each company due to the proposed merger; availability of suitable investment opportunities; changes in interest rates; the availability and terms of financing; general economic conditions; market conditions; legislative and regulatory changes that could adversely affect the business of Moody I and Moody II; and other factors, including those set forth in the Risk Factors section of each of Moody I’s and Moody II’s most recent Annual Reports on Form 10-K filed with the SEC, and other reports filed by Moody I and Moody II with the SEC, copies of which are available on the SEC’s website, www.sec.gov. Neither Moody I nor Moody II undertakes any obligation to update these statements for revisions or changes after the date of this release, except as required by law.

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